EXHIBIT 11.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Six Months
Ended June 30, 2005

Net income from continuing operations, less preferred distributions	$62,420
Interest expense (excludes amortization of deferred financing fees)	68,091
Earnings before debt service	$130,511

Interest expense (excludes amortization of deferred financing fees)	$68,091
Recurring principal amortization	3,406
Total debt service	$71,497

Ratio of earnings to debt service	1.83